[redacted]

09057560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 49885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dow Jones B.D. Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Liberty Street
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Kim, Director of Accounting, Dow Jones & Company, Inc. (609) 520-5620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Ciuba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dow Jones B.D. Services, Inc., as of February 24, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Compliance Officer

Title

Notary Public 2/24/09

Lisa M. Kelly
Notary Public, State of New Jersey
No. 2298096
Qualified in Mercer County
Commission Expires March 19, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

The Board of Directors and Stockholders
Dow Jones BD Services, Inc.

In planning and performing our audit of the financial statements of Dow Jones BD Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 19, 2009

Financial Statements and Supplemental Schedule

Dow Jones BD Services, Inc.
December 31, 2008
With Report of Independent Auditors

Dow Jones BD Services, Inc.

Financial Statements and Supplemental Schedule

December 31, 2008

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholders
Dow Jones BD Services, Inc.

We have audited the accompanying statement of financial condition of Dow Jones BD Services, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dow Jones BD Services, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 19, 2009

Dow Jones BD Services, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 7,209,964
Accounts receivable, net	10,033,216
Deferred income taxes	51,336
Total assets	$ 17,294,516
Liabilities	
Other payables	$ 361,856
Due to parent *(Note 4)*	4,024,770
Income taxes payable	581,492
Total liabilities	4,968,118
Stockholder's equity	
Common stock, par value $1 per share; authorized 1,000 shares; issued 100 shares	100
Additional paid-in capital	4,402,178
Retained earnings	7,924,120
Total stockholder's equity	12,326,398
Total liabilities and stockholder's equity	$ 17,294,516

See accompanying notes.

Dow Jones BD Services, Inc.

Statement of Income

Year Ended December 31, 2008

Revenues	
Revenue	$ 32,762,417
Total revenues	32,762,417
Expenses	
General, administrative and other	531,885
Total expenses	531,885
Operating income	32,230,532
Other expense	(73,899)
Income before income taxes	32,156,633
Income taxes	11,511,371
Net income	$ 20,645,262

See accompanying notes.

Dow Jones BD Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2008	$ 100	$ 4,402,178	$ 5,478,858	$ 9,881,136
Net income	–	–	20,645,262	20,645,262
Distributions to parent	–	–	(18,200,000)	(18,200,000)
Balance, December 31, 2008	$ 100	$ 4,402,178	$ 7,924,120	$ 12,326,398

See accompanying notes.

Dow Jones BD Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Cash flow from operating activities	
Net income	$ 20,645,262
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Accounts receivable	(926,789)
Other payables	(79,555)
Due to parent	3,575,598
Income taxes	(232,474)
Deferred income taxes	(41,755)
Net cash provided by operating activities	22,940,287
Cash flow from financing activities	
Distributions to parent	(18,200,000)
Net cash used in financing activities	(18,200,000)
Increase in cash	4,740,287
Cash at beginning of year	2,469,677
Cash at end of year	$ 7,209,964

See accompanying notes.

Dow Jones BD Services, Inc.

Notes to Financial Statements

December 31, 2008

1. Organization

Dow Jones BD Services, Inc. (the "Company") is a wholly owned subsidiary of Dow Jones & Company, Inc. (the "Parent"), a Delaware corporation. In December 2007, the Parent was acquired by News Corporation.

On December 19, 1997, the Company was registered as a broker/dealer under the Securities Exchange Act of 1934. The Company's business is limited to collecting licensing fees. It does not perform any functions typically performed by broker/dealers, such as carrying customer accounts, keeping money or securities, engaging in proprietary trading, acting as a dealer in a security, providing investment advice or extending credit to others for the purchase of securities. The Company is an associate member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

Revenues, which are recognized on an accrual basis, represent license fees earned under license agreements entered into by the Company, its Parent and third parties that these fees are attributed to and recorded by the Company due to their transaction-based nature pursuant to regulatory requirements (see Note 3). These include fees based on the number of contracts traded on an exchange and fees based on the notional value of structured products issued by the Parent's licensees.

General and administrative expense includes allocated expenses for accounting, facilities and related support provided to the Company by the Parent.

The Company's cash is on deposit with one financial institution. As of December 31, 2008, the Company account balances with such financial institution exceed the federally insured limits.

Accounts receivable (billed and unbilled) represents amounts due from users for licensing fees. Revenues earned by the Company but unbilled as of December 31, 2008 amounted to approximately $9 million. Collateral is not generally required from users. Historically, the write-offs of bad debts have been insignificant. The allowance for doubtful accounts reserve included in accounts receivable at December 31, 2008 was approximately $82,000.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 ("Exchange Act") which requires that the Company's net capital, as defined in Rule 15c3-1, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in Rule 15c3-1. At December 31, 2008, the Company had net capital of $2,205,406 as calculated under Rule 15c3-1, which exceeded the Company's minimum net capital requirement of $331,205 by $1,874,201.

The Company is exempt from Rule 15c3-3 because it does not hold customer funds or securities.

4. Related Party Transactions

The payable due to Parent at December 31, 2008 was $4,024,770 which primarily represented collections by the Company on behalf of its Parent. In 2008, the Company made distributions to its Parent totaling $18,200,000.

5. Income Taxes

The Company is a member of a consolidated group return that includes the Parent and other subsidiaries of Dow Jones. The Company has prepared its tax accrual on the basis of its contribution to the overall tax provision of the consolidated group. The following represents the income tax expense for the operations and is an allocation by the Parent based on the results of the Company:

Current	
Federal tax expense	$ 11,210,910
State tax expense	300,461
	$ 11,511,371

The principal reason for the difference between the Company's effective tax rate and the statutory federal income tax rate is related to state income taxes.

Supplemental Schedule

Dow Jones BD Services, Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Act

December 31, 2008

Computation of net capital	
Total ownership equity from statement of financial condition	$ 12,326,398
Total ownership equity qualified for net capital	12,326,398
Total capital and allowable subordinated liabilities	12,326,398
Total nonallowable assets from statement of financial condition	(10,084,552)
Net capital before haircuts on securities positions	2,241,846
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	(36,440)
Net capital	2,205,406
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness (A.I.) or $5,000, whichever is greater)	331,205
Excess net capital	$ 1,874,201
Computation of aggregate indebtedness	
Total A.I. liabilities from statement of financial condition	
Other payables	$ 361,856
Due to parent	4,024,770
Income taxes payable	581,492
Total aggregate indebtedness	$ 4,968,118
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 2,379,430
Adjust accounts receivable	(235,669)
Adjust revenue and expenses	62,315
Other	(670)
Net capital per above	$ 2,205,406

END